ARMEAU BRANDS INC.
1805-141 Lyon Court
Toronto, ON Canada, M6B 3H2
 Telephone: (647) 640-3625

May 20, 2016
VIA EDGAR
United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
 Washington, DC 20549
Dear Sirs:

Re: Armeau Brands Inc. (the "Company")
In connection with the Company's Amendment on Form S-1 Registration Statement (file no. 333-210190), the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Tuesday, May 24, 2016 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.
We acknowledge that
(i)	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and
(iii)	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.
Yours truly,

ARMEAU BRANDS INC.

Per: /s/Cassandra Tavukciyan
Cassandra Tavukciyan
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)